

BIOSYNERGIES, LLC

P.O. Box 64147
Lubbock, TX 79464
main (800) 509-3907
fax (806) 589-1931

March 29, 2011

Global Earth Energy, Inc.
Attn: Sydney Harland
1213 Cluberth Drive
Wilmington, NC 28405

First Class Mail and facsimile: 910.270.6640

Re: Termination of Joint Venture Agreement for Biosynergies Joint Venture

Dear Mr. Harland:

Pursuant to Section 3 of the Joint Venture Agreement for Biosynergies Joint Venture dated February 24, 2011, the Joint Venture has automatically terminated due to a lack of funding by Global Earth Energy, Inc. within 30 days after the agreement date.

In connection with the termination, we require that Global Earth Energy discontinue the use of the Biosynergies name and all names associated therewith, and immediately remove all references to such names and to the joint venture from the Global Earth Energy website and marketing materials. These names include, without limitation, Biosynergies Lubbock, LLC, Biosynergies, LLC, Terry Collins, Mario Beruvides, James Simonton, Texas Tech University and Oklahoma State University. We at no time authorized the public use of any of the foregoing names and it was a breach of the joint venture agreement to use them without our consent. Further, any announcement that is made by Global Earth Energy to the effect that Terry Collins, James Simonton, Mario Beruvides (or any other individuals who are associated with Biosynergies Lubbock, LLC) is a member of the Global Earth Energy board is false.

If there is any reason that the above references cannot be removed from your website and marketing materials by 5:00 pm Eastern Time on March 30, 2011, please let me know immediately.

Biosynergics Lubbock, LLC
March 29, 2011
Page 2

Yours very truly,

BIOSYNERGIES LUBBOCK, LLC



Terry R. Collins, CEO

c: Andrew L. Madenberg *via email:* andrew.madenberg@lifecycleinternational.com

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